UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration

under Section 12(g) of the Securities Exchange Act of 1934

or Suspension of Duty to File Reports under

Sections 13 and 15(d) of the Securities Exchange Act of 1934

Commission File No. 001-34872

Campus Crest Communities, Inc.

(HSRE Quad Merger Sub, LLC as successor by merger to Campus Crest Communities, Inc.)

(Exact name of registrant as specified in its charter)

2100 Rexford Road, Suite 414, Charlotte, North Carolina (704) 496-2500

(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Common Stock, $0.01 par value;

8% Series A Cumulative Redeemable Preferred Stock, $0.01 par value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date:

Common Stock, $0.01 par value	0
8% Series A Cumulative Redeemable Preferred Stock, $0.01 par value	0

Pursuant to the requirements of the Securities Exchange Act of 1934, HSRE Quad Merger Sub, LLC, as successor by merger to the Registrant, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HSRE QUAD MERGER SUB, LLC

By: HSRE QUAD MERGER PARENT, LLC,
its sole member

DATE: March 14, 2016	By: /s/ Stephen M. Gordon
Name: Stephen M. Gordon
Title: Manager